UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Snowflake Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
833445109
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☐ Rule 13d-l(c)
☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833445109	SCHEDULE 13G	Page 2

1.	Names of Reporting Persons. Benoit Dageville
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,989,908 (See Item 4(a) below)
	6.	Shared Voting Power 5,348,778 (See Item 4(a) below)
	7.	Sole Dispositive Power 1,989,908 (See Item 4(a) below)
	8.	Shared Dispositive Power 5,348,778 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,338,686 (See Items 4(a) and 4(b) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 833445109	SCHEDULE 13G	Page 3

1.	Names of Reporting Persons. The Snow Trust UTA dated 9/10/19 (“The Snow Trust”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,348,778 (See Item 4(a) below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,348,778 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,778 (See Items 4(a) and 4(b) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 833445109	SCHEDULE 13G	Page 4

Item 1.

(a)	Name of Issuer:
Snowflake Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
106 East Babcock Street, Suite 3A
Bozeman, MT 59715
Item 2.

(a)	Name of Person Filing:
Benoit Dageville
The Snow Trust

(b)	Address of Principal Business Office or, if none, Residence:
The address for the Reporting Person is:
c/o Snowflake Inc.
106 East Babcock Street, Suite 3A
Bozeman, MT 59715

(c)	Citizenship:
Benoit Dageville: United States of America
The Snow Trust: California, United States of America

(d)	Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number:
833445109
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 833445109	SCHEDULE 13G	Page 5

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2021:

(a)	Amount beneficially owned:
Benoit Dageville has:
(i) Sole voting and dispositive power over:
(1)    329,908 shares of Class A Common Stock held by The Snow 2020 Grantor Retained Annuity Trust UTA dated March 24, 2020, for which Mr. Dageville is trustee; and
(2)    1,660,000 shares of Class A Common Stock subject to options exercisable within 60 days of December 31, 2021, of which 1,476,666 shares of Class A Common Stock are vested as of such date.
(ii) Shared voting and dispositive power over:
(1)    5,348,778 shares of Class A Common Stock held by The Snow Trust UTA dated 9/10/19, for which Mr. Dageville and his spouse serve as co-trustees.
The Snow Trust has shared voting and dispositive power over 5,363,505 shares of Class A Common Stock.

(b)	Percent of Class: Benoit Dageville: 2.3% The Snow Trust: 1.7%
The percent of class was calculated based on 311,374,594 shares of Class A Common Stock outstanding as of December 31, 2021.

CUSIP No. 833445109	SCHEDULE 13G	Page 6

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
Benoit Dageville:	1,989,908 (See Item 4(a) above)
The Snow Trust:	0 (See Item 4(a) above)

(ii) Shared power to vote or to direct the vote:
Benoit Dageville:	5,348,778 (See Item 4(a) above)
The Snow Trust:	5,348,778 (See Item 4(a) above)

(iii) Sole power to dispose or to direct the disposition of:
Benoit Dageville:	1,989,908 (See Item 4(a) above)
The Snow Trust:	0 (See Item 4(a) above)

(iv) Shared power to dispose or to direct the disposition of:
Benoit Dageville:	5,348,778 (See Item 4(a) above)
The Snow Trust:	5,348,778 (See Item 4(a) above)
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.

CUSIP No. 833445109	SCHEDULE 13G	Page 7

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Benoit Dageville

Date: February 14, 2022	/s/ Benoit Dageville

The Snow Trust UTA dated 9/10/19

Date: February 14, 2022	By: /s/ Benoit Dageville
Benoit Dageville, Trustee

List of Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement